UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 11700 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coombe Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6872 Route 209
(No. and Street)

| Wawarsing | NY | 12489 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Coombe, III — 845-647-4800
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D'Arcangelo & Co., LLP
(Name – *if individual, state last, first, middle name*)

| 510 Haight Ave | Poughkeepsie | NY | 12603 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

1/21/15

## OATH OR AFFIRMATION

I, Philip Coombe, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coombe Financial Services, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

03/13/14 (corrected to 14, initialed R)

Notary Public

ROBIN J. COLEMAN
Notary Public, State of New York
No. 01CO6224049
Qualified in ~~Sullivan~~ Ulster County
Term Expires June 28, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**COOMBE FINANCIAL SERVICES, INC.**
**TABLE OF CONTENTS**

D'Arcangelo & Co., LLP
Certified Public Accountants & Consultants

Mid-Hudson Partners
Michael C. Betros, CPA/PFS
John J. Cina, CPA/PFS
Wayne E. Sauer, CPA
Joanne M. Casabura, CPA, CFP®
Gretchen M. Bradshaw, CPA
Brenda K. Santoro, CPA
James P. Booth, CPA

510 Haight Ave, Poughkeepsie, N.Y. 12603
845.473.7774 Fax: 845.454.8485
www.darcangelo.com

140 Church St.
Millbrook, N.Y. 12545
845.677.6823
Fax: 845.677.0004

## Independent Auditor's Report

To the Stockholder of
Coombe Financial Services, Inc.

**Report on the Financial Statements**
We have audited the accompanying financial statements of Coombe Financial Services, Inc. which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, comprehensive income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risk of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

D'Arcangelo & Co., LLP
Certified Public Accountants & Consultants

**Opinion**
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coombe Financial Services, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Report on Supplementary Information**
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the computation of net capital pursuant to rule 15c3-1of the United State Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information the computation of net capital pursuant to rule 15c3-1 of the United States Securities and Exchange Commission has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is in the computation of net capital pursuant to rule 15c3-1 of the United States Securities and Exchange Commission is fairly stated in all material respects in relation to the financial statements as a whole.

D'Arcangelo & Co., LLP

March 14, 2014
Poughkeepsie, New York

**COOMBE FINANCIAL SERVICES, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2013**

**ASSETS**

| | | |
|---|---|---|
| Cash | $ 29,939 | |
| Investments | 4,950 | |
| Accounts receivable | 25,653 | |
| Property and equipment, net | 65,642 | |
| Total assets | | $ 126,184 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

| | | |
|---|---|---|
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ 16,464 | |
| Stockholder loan | 7,000 | |
| Deferred revenue | 40,213 | |
| Total liabilities | | $ 63,677 |
| **Stockholder's equity** | | |
| Capital stock, 100 shares authorized, 25 shares issued and outstanding | 5,000 | |
| Additional paid-in capital | 54,163 | |
| Accumulated other comprehensive income | (7,095) | |
| Retained earnings | 10,439 | |
| Total stockholder's equity | | 62,507 |
| Total liabilities and stockholder's equity | | $ 126,184 |

The accompanying notes are an integral part of these financial statements

**COOMBE FINANCIAL SERVICES, INC.**
**STATEMENT OF INCOME**
**Year ended December 31, 2013**

| | | |
|---|---|---|
| **Revenue** | | |
| Commissions, investment company shares | $ 384,637 | |
| Realized gains on firm securities investments | 7,331 | |
| Other revenue | 101,191 | |
| Total revenue | | $ 493,159 |
| **Expenses** | | |
| Salaries and costs for officers | 82,752 | |
| Other employee compensation and benefits | 136,522 | |
| Occupancy | 52,594 | |
| Commissions | 129,720 | |
| Professional fees | 12,454 | |
| Regulatory fees | 5,482 | |
| Other expenses | 49,995 | |
| Total expenses | | 469,519 |
| **Net income** | | $ 23,640 |

**COOMBE FINANCIAL SERVICES, INC.**
**STATEMENT OF COMPREHENSIVE INCOME**
**Year ended December 31, 2013**

| | | |
|---|---|---|
| **Net income** | | $ 23,640 |
| **Other comprehensive income** | | |
| Unrealized holding loss on investments arising during the period | $ (2,925) | |
| Less: reclassification adjustment for gains included in net income | (3,597) | |
| Total other comprehensive income | | (6,522) |
| **Comprehensive income** | | $ 17,118 |

The accompanying notes are an integral part of these financial statements

**COOMBE FINANCIAL SERVICES, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**Year ended December 31, 2013**

| | Common Stock | | Additional Paid-in | Accumulated Other Comprehensive | Retained Earnings/ (Accumulated | |
|---|---|---|---|---|---|---|
| | Shares | Amount | Capital | Income | Deficit) | Total |
| Balance, January 1, 2013 | 25 | $ 5,000 | $ 34,163 | $ (573) | $ (13,201) | $ 25,389 |
| Stockholder's capital contribution | - | - | 20,000 | - | - | 20,000 |
| Net income | - | - | - | - | 23,640 | 23,640 |
| Other comprehensive income | - | - | - | (6,522) | - | (6,522) |
| Balance, December 31, 2013 | 25 | $ 5,000 | $ 54,163 | $ (7,095) | $ 10,439 | $ 62,507 |



The accompanying notes are an integral part of these financial statements

**COOMBE FINANCIAL SERVICES, INC.**
**STATEMENT OF CASH FLOWS**
**December 31, 2013**

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | | $ 23,640 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | $ 4,025 | |
| Realized gain on sale of investments | (7,331) | |
| Amortization of deferred grant revenue | (1,627) | |
| *Change in operating assets and liabilities:* | | |
| Decrease in accounts receivable | 3,797 | |
| Decrease in accounts payable and accrued expenses | (9,268) | (10,404) |
| Net cash provided by operating activities | | 13,236 |
| **Cash flows from investing activities** | | |
| Proceeds from sale of investments | 11,231 | |
| Purchase of property and equipment | (43,919) | |
| Net cash used in investing activities | | (32,688) |
| **Cash flows from financing activities** | | |
| Stockholder loan | 7,000 | |
| Stockholder's capital contribution | 20,000 | |
| Grant proceeds | 16,092 | |
| Net cash provided by financing activities | | 43,092 |
| Net increase in cash | | 23,640 |
| **Cash,** beginning of year | | 6,299 |
| **Cash,** end of year | | $ 29,939 |

**Supplemental disclosure of non-cash investing and financing activities**

During the year ended December 31, 2013, the Company purchased and installed a solar panel energy system with a portion of the cost funded through a grant from NYSERDA paid directly to the vendor. The grant amounted to $25,748 and has been excluded from the investing and financing activities in the statement of cash flows presented.

## Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business:

Coombe Financial Services, Inc. (the "Company") was formed on September 13, 1963, and began operating as a broker-dealer upon approval of its registration with the National Association of Securities Dealers, Inc. in April of 2001. The Company made a Sub-Chapter S Corporation election with the Internal Revenue Service in 2001. The Company's business consists of providing subscription only brokerage, financial and employee benefit services to individuals and institutions.

The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the United States Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(1) provide that the Company limit its activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker or dealer activities. Additionally, it cannot hold funds or securities for, or owe money or securities, to customers.

Revenue recognition:

The Company receives commission income for investment advisory, brokerage services related to customer trading of and mutual funds, insurance sales and insurance annuity contracts. Commissions are recorded at the date of client commitment and their related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Accounts receivable:

Accounts receivable consists of commissions earned during the year that will be collected after December 31, 2013. The Company uses the direct write-off method to recognize bad debts on accounts receivable. Periodically, management reviews past due receivables and writes off those balances deemed uncollectible after all reasonable collection efforts have been exhausted. If the reserve method were used, it would not have a material effect on the financial statements.

**Note 1. Nature of Business and Summary of Significant Accounting Policies, Continued**

Investments:

Management determines the appropriate classification of its investments at the time of purchase and reevaluates such designation at each statement of financial condition date. At December 31, 2013, the Company's investment portfolio consisted of marketable equity securities classified as available for sale and are reported at their aggregate fair value with unrealized gains or losses included in the determination of other comprehensive income and reported as a component of stockholder's equity. Realized gains and losses on available for sale securities are determined using the specific identification method and are included in earnings in the year of sale or when the investment loss has been identified as other than temporarily impaired.

Furniture and equipment:

Furniture and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets, which range from 5 to 15 years.

Income taxes:

The Company, with the consent of its stockholder, has elected under the provisions of Sub-Chapter "S" of the Internal Revenue Code to be an S Corporation. In lieu of Federal and State corporate income taxes, the stockholders of an S Corporation are taxed individually on their proportionate share of the Company's taxable income. Accordingly the financial statements reflect no provision or liability for Federal or State income taxes.

The Company evaluates the effect of uncertain tax positions in accordance with provisions of generally accepted accounting principles. Material adjustments resulting from tax examinations, if any, are disclosed and interest and penalties resulting from such adjustments are reported as interest expense and other expense when incurred. The Company has not recognized any benefits from uncertain tax positions and believes it has no uncertain tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within 12 months from the statement of financial condition date. As of December 31, 2013, the Company's Federal and New York State income tax returns for tax years 2010 and beyond remain subject to examination by the applicable taxing jurisdictions.

Advertising:

The Company expenses advertising costs as incurred. The Company recorded advertising expense of $2,523 for the year ended December 31, 2013.

## Note 1. Nature of Business and Summary of Significant Accounting Policies, Continued

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used in the determination of depreciation and accounts receivable, among others.

Fair value of financial instruments:

Accounting principles generally accepted in the United States of America (GAAP) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

## Note 2. Investments

Cost and fair value of securities held for investment at December 31, 2013 consist of the following:

| | Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| Hometown Bancorp, Inc. | $12,045 | $ - | $(7,095) | $4,950 |

Net unrealized holding losses of $2,925 for the year ended December 31, 2013 have been included in other comprehensive income. As of December 31, 2013 all unrealized holding losses have been in a continuous loss position for more than one year. During the year ended December 31, 2013, proceeds from sale of investment securities available for sale amounted to $11,231 and gross realized gains as a result of the sale of $7,331 were included in revenue.

## Note 3. Property and Equipment

Property and equipment consist of the following at December 31, 2013:

| | |
|---|---|
| Computer equipment | $ 8,877 |
| Furniture and fixtures | 6,510 |
| Leasehold improvements | 60,365 |
| | 75,752 |
| Accumulated depreciation | (10,110) |
| Total | $ 65,642 |

The Company recorded depreciation expense of $4,025 for the year ended December 31, 2013.

## Note 4. Retirement Plans

The Company has adopted a 408(p) SIMPLE plan which allows employees to make salary deferral elections within limitations established by the Internal Revenue Code. Employer contributions are at 3% of gross salary for qualified employees. Employer contributions to the plan for the year ended December 31, 2013 amounted to $4,328.

## Note 5. Net Capital Requirements

The Company is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $25,825, which is in excess of its' required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital on December 31, 2013 was 2.47 to 1.

## Note 6. Related Party Transactions

The Company has been leasing office space from its sole stockholder under an operating lease that automatically renewed each January. In August 2013, a formal lease agreement was entered into which calls for monthly payments of $2,000. Rent expense for the year ended December 31, 2013 amounted to $21,000 and is included under occupancy on the statement of income.

The Company leases certain employees to Coombe, Bender & Co., LLC (a company related through common ownership) under an employee leasing agreement terminating in July 2015. The lease agreement calls for monthly payments based on a specified formula. Employee lease income for the year ended December 31, 2013 amounted to $93,000 and is included in other income on the statement of income.

The Company borrows funds from its sole stockholder from time to time for working capital with no interest or stated repayment terms.

## Note 7. Fair Value Measurements

Fair value of assets measured on a recurring basis at December 31, 2013 are as follows:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Investments, available for sale | $ 4,950 | $ - | $ - | $ 4,950 |

## Note 8. Concentration of Risk

Credit Risk
The Company holds substantially all cash balances with two financial institutions which may, at times, exceeds federally insured limits.

Business Risk
The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

## Note 9. Regulation

The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC). The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to the Financial Industry Regulatory Authority (FINRA), which has been designated by the SEC as the Company's primary regulator. This self-regulatory organization adopts rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject to the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices, the use and safekeeping of customers' funds and securities, and the conduct of directors, officers, and employees.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

The Company's operations were last inspected by FINRA during 2014.

**Note 10. Subsequent Events**

The Company has evaluated subsequent events through March 13, 2014, the date which the financial statements were issued.

# SUPPLEMENTARY INFORMATION

**COOMBE FINANCIAL SERVICES, INC.**
**COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1**
**OF THE UNITED STATES SECURITIES AND EXCHANGE COMMSSION**
**December 31, 2013**

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| Total stockholder's equity | | $ 62,507 |
| Less non-allowable assets: | | |
| Accounts receivable, past due for more than 30 days | $ 10,510 | |
| Property and equipment, net | 25,429 | |
| Total non-allowable assets | | 35,939 |
| Net capital before haircuts on securities | | 26,568 |
| Less haircuts on securities | | (743) |
| Net capital | | $ 25,825 |
| **AGGREGATE INDEBTEDNESS** | | |
| Accounts payable and accrued expenses | $ 16,464 | |
| Stockholder loan | 7,000 | |
| Deferred revenue | 40,213 | |
| Total aggregated indebtedness | | $ 63,677 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| Minimum net capital under Rule 15c3-1(a)(1)(i) | | $ 4,245 |
| Minimum net capital under Rule 15c3-1(a)(2)(i) | | $ 5,000 |
| Required minimum net capital (greater of Rule 15c3-1(a)(1)(i) or Rule 15c3-1(a)(2)(i) | | $ 5,000 |
| **RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL** | | 2.47 to 1. |

**COOMBE FINANCIAL SERVICES, INC.**
**RECONCILIATION PURSUANT TO RULE 17A-5(D)(4) OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION**
**December 31, 2013**

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5) as of December 31, 2013

| | | |
|---|---|---|
| Net capital, as reported in Company's Part IIA (unaudited) FOCUS report | | $ 39,913 |
| Subsequent adjustments: | | |
| Change in non-allowable assets | $ 9,912 | |
| 2013 entry posted to 2012 in error | 1,306 | |
| Grant revenue recorded as deferred revenue | (14,465) | |
| Capitalize amount recorded as expense in error | 300 | |
| Record current year depreciation | (4,026) | |
| Adjustments to accrued expenses | (7,115) | |
| Total adjustments | | (14,088) |
| Net capital per audited financial statements | | $ 25,825 |

See independent auditor's report

D'Arcangelo & Co., LLP
Certified Public Accountants & Consultants

Mid-Hudson Partners
Michael C. Betros, CPA/PFS
John J. Cina, CPA/PFS
Wayne E. Sauer, CPA
Joanne M. Casabura, CPA, CFP®
Gretchen M. Bradshaw, CPA
Brenda K. Santoro, CPA
James P. Booth, CPA

510 Haight Ave, Poughkeepsie, N.Y. 12603
845.473.7774 Fax: 845.454.8485
www.darcangelo.com

140 Church St.
Millbrook, N.Y. 12545
845.677.6823
Fax: 845.677.0004

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Stockholder of
Coombe Financial Services, Inc.

In planning and performing our audit of the financial statements of Coombe Financial Services, Inc. as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered Coombe Financial Services, Inc.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Coombe Financial Services, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of Coombe Financial Services, Inc.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the United States Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Coombe Financial Services, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Coombe Financial Services, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Coombe Financial Services, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to

permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on the understanding and on our study, we believe that Coombe Financial Services, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

D'Arcangelo & Co., LLP

March 14, 2014
Poughkeepsie, New York